[NORAMPAC LETTERHEAD]

October 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant

	Re:	Norampac Inc.
Form 20-F for the Fiscal Year Ended
December 31, 2005
Filed June 29, 2006
Forms 6-K Filed February 2, 2006,
May 3, 2006 and July 26, 2006
File No. 333-08550

Ladies and Gentlemen:

The following sets forth the responses of Norampac Inc. (the “Company”) to the comments included in your letter dated September 28, 2006 concerning the Company’s Form 20-F for the year ended December 31, 2005 and Forms 6-K filed on February 2, 2006, May 3, 2006 and July 26, 2006.  For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Form 20-F filed June 29, 2006

Item 5.  Operating and Financial Review and Prospects

Recent Transactions, page 27

1.                                       We note your use of the non-GAAP measure, “free cash flow,” on page 27 and note in your disclosure that you use free cash flow in evaluating your ability to service debt and pay dividends and believe it is useful to investors and other users to better assess your performance.  Based on this disclosure, it is unclear whether your “free cash flows” are a measure of performance or a measure of liquidity.  Tell us whether management believes that “free cash flows” are a measure of performance or a measure of liquidity.  As indicated in Question 13 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Measures,” issued June 13, 2003, the term “free cash flow” typically

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 2

refers to a measure of liquidity and accordingly should be reconciled to cash flows from operations rather than net income.  Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in providing the necessary reconciliation and as well as including all of the limitations of this measure in your disclosure.

Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures specifically states that using the measure “free cash flow” “would not ordinarily violate the prohibitions of Regulation S-K” and that caution should be advised given the fact that the term “free cash flow” does not have a uniform definition.  The Company has attempted, within its 20-F disclosure, to clearly define this term and to disclose precisely how it uses “free cash flow” as both a liquidity measure to evaluate the Company’s ability to service debt and pay dividends and as a performance measure to allow investors and other users to assess the Company’s  performance. Additionally, the specific limitation identified in Question 13 regarding debt service or other non-discretionary expenditures is not a material limitation in the Company’s circumstances in that the Company has always had borrowing capacity through its revolving line of credit that was in excess of the annual mandatory debt service payments.  Furthermore, the Company does not believe there to be any other material limitations set forth in Question 13 or otherwise with the use of “free cash flow” and therefore none are identified in the Company’s disclosure.  We note that the required reconciliation to the closest GAAP measures (i.e., net income and cash flows from operations) was omitted form our disclosure and is being provided in Annex A hereto.  The Company does not intend to include “free cash flow” in future filings.

Results of Operations, page 30

2.                                       In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change.  Tell us how you considered Section III.D of SEC Release 33-6835 to quantify the amount of the change that was contributed by each of the factors or events that you identify.

In the Company’s results of operations, it sometimes identifies two or more sources as components that contributed to the change from the prior period without quantifying each item.  The Company considered Section III.D of SEC Release 33-6835 and believes that its disclosure is adequate.  Section III.D requires an issuer to discuss the causes of material changes from year-to-year in financial statements to the extent necessary to an understanding of the registrant’s businesses as a whole.  With respect to net sales, there was no material change from year-to-year and, therefore, the Company concluded that no quantification or additional detail was required to explain each of the components that

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 3

contributed to the change.  With respect to the other items discussed in its results of operations that had material changes from the prior period, the Company does not believe that quantifying each component is necessary to understand its business as a whole because the Company does not believe that quantifying each component would provide meaningful information to an investor’s ability to understand its business as a whole.  With respect to future periods, if the Company believes that certain components need to be quantified, it will provide such disclosure.

Note 5.  Business Acquisitions and Disposal

3.                                       Tell us how you accounted for the asset exchange with Georgia Pacific under Canadian GAAP and U.S. GAAP in which you acquired a corrugated products plant in exchange for your Dallas-Fort Worth plant and $20 million in cash and whether you recognized a gain or loss on this exchange.  Tell us what consideration you gave to disclosures in Item 18 of Form 20 related to the asset exchange.

The same accounting method was used under both U.S. GAAP and Canadian GAAP.  The asset exchange with Georgia Pacific was accounted for using the purchase method because of the materiality of the amount of the cash we paid compared to the net book value of the Dallas-Fort Worth plant, which was US $6.8 million.  Under Canadian GAAP, a gain of approximately US$400,000 was recorded for the disposal of the Dallas-Fort Worth plant.  However, the gain under U.S. GAAP was approximately CDN$921,000 because under U.S. GAAP there was no balance of deferred start-up costs, thus reducing the net book value of the Dallas-Forth Worth plant.  In accordance with Item 18 of Form 20-F, the Company disclosed the asset exchange in its financial statements for the year ended December 31, 2005, specifically in Notes 5 and 22.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

4.                                       We note in your disclosure that PricewaterhouseCoopers identified certain deficiencies in your disclosure controls and procedures that could lead to a significant deficiency or material weakness.  Based on your disclosure, it is not clear whether these deficiencies impacted your financial statements or resulted in any adjustments to your financial statements.  Tell us specifically what periods these deficiencies existed, what the deficiencies relate to and the impact these deficiencies had on your financial statements.  Additionally, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company’s books and records and its financial statements as a result of these deficiencies.

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 4

In 2005, PricewaterhouseCoopers identified a limited number of significant deficiencies.  Management believes that all of these items have been addressed and, therefore, did not think it was necessary to specifically disclose any of these significant deficiencies.  Furthermore, these significant deficiencies did not, either individually or in the aggregate, result in any material post-closing adjustments nor have a material impact on the Company’s financial statements.

Additionally, as discussed in the Form 20-F, PricewaterhouseCoopers identified a material weakness which occurred in the last quarter of fiscal 2005 relating to the Company’s evaluation of the mark-to-market value of its old corrugated containers hedging contracts.  This resulted in a post-closing adjustment to the Company’s financial statements, which resulted in the unrealized gain on derivatives financial instruments being increased by CDN$4.6 million, before tax.

5.                                       We note your definition of “disclosure controls and procedures” included in your disclosure refers to the incorrect Rule (e.g. 13a-14(c) and 15d-14(c)) and is significantly more limited than what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  While we note your disclosure controls and procedures were not effective, tell us how you intend to comply with this requirement by including this complete definition in your assessment of disclosure controls and procedures and the reference to the correct rule in your subsequent periodic reports.

In accordance with the Staff’s comment, the Company hereby confirms that in future filings it will correctly refer to Rules 13a-15(e) or 15d-15(e) rather than Rules 13a-14(c) and 15d-14(c).  Additionally, the Company’s disclosure in its future Form 20-Fs will reflect whether its disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Note 16.  Capital Stock

(b) Stock-Based Compensation, page F-27

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 5

6.                                       We note that the shareholders of the Company, Cascades Inc. and Domtar Inc., granted stock options of their respective shares to certain officers of the Company during the years presented in the Form 20-F and that the fair value method of accounting is used to account for such options.  Based on your disclosure here and in the consolidated statements of income (loss) and consolidated statement of cash flows, it is not clear whether you have recorded compensation expense related to such grants.  Tell us whether you have recorded compensation expense related to options granted for each year presented, including the amounts of each year and the classification.

The Company recorded a compensation expense relating to the grants of stock options to certain of its officers in each year presented in its 20-F.  The amounts recorded were CDN$205,000 for 2003, CDN$238,000 for 2004 and CDN$284,000 for 2005.  These amounts were recorded as a selling and administration expense in the statement of income (loss) and in the contributed surplus in shareholders’ equity.

Note 18.  Commitments and Contingencies

Litigation, page F-31

7.                                       We note your accounting policy for various litigation and environmental costs in your filing that management believes the settlement and claims will not have a material adverse impact on the Company’s financial position, the results of its operations or its cash flows.  We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.  In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made.  Refer to Question 2 of SAB Topic 5Y.  Tell us how you intend to comply with this requirement under Item 18 of Form 20-F.

The Company believes that its statement that settlements and claims will not have a material adverse impact on the Company’s financial results satisfies the requirements of SFAS 5 and is consistent with Question 2 of SAB Topic 5:Y and Item 18 of Form 20-F.  Specifically, the Company analyzed its potential settlements and claims and have concluded that there is no reasonable possibility that a loss exceeding amounts already recognized could be incurred and the amount of that additional loss would be material to a decision to buy or sell the Company’s securities.

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 6

8.                                       We also note on page 22 that you expect expenditures for environmental issues to be approximately the same as in 2005 of approximately $24 million.  Tell us whether these expected expenditures require disclosure pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y and therefore revision to your Item 18 of Form 20-F disclosures.

The Company does not believe that the expected expenditures require disclosure pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y because these expenditures are not contingent liabilities.  As noted on page 22 of the 20-F, the expensed amounts relate to current operations, whereas the capitalized amounts related to expected expenditures.  These capitalized amounts constituted capital assets purchased to better meet the environmental regulations.  However, the Company does not have any commitment to make these expenditures and has no obligations because even without these capital assets, the Company is in compliance with the environmental rules presently in effect.

Note 24.  Interest in Joint Venture, page F-40

9.                                       Tell us the nature of your ownership in the Metro Waste joint venture including which partner has majority voting power or has the ability to make decisions that affect the joint venture and whether you have any commitments or other arrangements to provide funding for any shortfalls the joint venture may incur.  Additionally, tell us how your adoption of FIN46(R) for U.S. GAAP purposes impacts your accounting for this joint venture and effects disclosures under Item 18 of Form 20-F.  In this regard, identify all variable interests (i.e., equity, loans, commitments) and indicate whether you would be deemed the primary beneficiary.  Additionally, tell us whether you have any commitments or other arrangements to provide funding for any shortfalls the joint venture may incur.

The Company owns 46% of Metro Waste, Cascades (one of our shareholder’s) owns 27% and the remaining 27% is owned by Metro Waste’s founders.  No single joint venture partner can make a decision that affects the joint venture.  Metro Waste is normally profitable and has no long term debt (external or from the partners).  Furthermore, the Company has no commitment to fund any shortfalls.  For FIN46(R) purposes, a thorough analysis of the joint venture was made and it was determined that Metro Waste was a joint venture and not a variable interest entity and therefore there was no impact on the Company’s disclosures under Item 18 of Form 20-F.

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 7

Note 25.  United States Generally Accepted Accounting Principles

Accounting for Asset Retirement Obligation, page F-40

10.                                 We note in your disclosure on page F-14 that under Canadian GAAP, CICA Section 3110, “Asset Retirement Obligation,” requires the fair value of the liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and that this standard did not impact the financial statements.  We also note that for U.S. GAAP purposes, you adopted FIN 47 as used in SFAS 143 and that this standard did not have any impact on the financial position or results of operations of the Company.  Tell us whether there are any differences in accounting and disclosures for asset retirement obligations under Canadian GAAP versus U.S. GAAP requiring disclosure under Item 18 of Form 20-F.  Additionally, tell us whether you have any legal obligations associated with the retirement of any of your long lived assets and how you have considered SFAS 143 in accounting for those obligations.

There are no differences in accounting and disclosures for asset retirement obligations under Canadian GAAP and U.S. GAAP requiring disclosure under Item 18 of Form 20-F.  The Company has legal obligations to close landfills that it uses in the normal course of its business when they reach full capacity or when we stop using them.  SFAS 143 is essentially harmonized with CICA, Section 3110, both of which the Company has applied in accounting for those obligations.  Approximately CDN$1.5 million was accrued as an asset retirement obligation as at December 31, 2005.

Note 25.  (b) Adjustments to Balance Sheet, footnote (9), page F-44

11.                                 We note in footnote (9) related to the adjustments to the balance sheet that under U.S. GAAP, there would not have been a subtotal “cash flows from operating activities” in the consolidated statements of cash flows.  Other than this difference, confirm that the statement of cash flows was prepared under U.S. GAAP.  If the statement of cash flows was not otherwise prepared in accordance with U.S. GAAP, tell us how you considered providing a statement of cash flows prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statements presented as compared to U.S. GAAP as required by Item 17(C)(2)(iii) of Form 20-F for the years ended December 31, 2005, 2004 and 2003.  Additionally, tell us how you considered including a statement in the financial statements or in the accountant’s report stating whether the statement of cash flows complies with IAS No. 7 or U.S. GAAP as noted in Instruction 4 of Item 17 of Form 20-F.

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 8

The Company confirms that other than the difference set forth in Note 25(9) to its audited consolidated financial statements for the year ended December 31, 2005, the statement of cash flows was prepared in accordance with U.S. GAAP with respect to presentation and classification.  Accordingly, the Company concluded that it was not necessary to provide a statement of cash flows prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies any material differences in the statements presented as compared to U.S. GAAP as required by Item 17(c)(2)(iii) of Form 20-F for the years ended December 31, 2005, 2004 and 2003 or to make a specific reference to the statement of cash flow as suggested by Instruction 4 of Item 17 of Form 20-F.

Note 26.  Supplemental condensed consolidating financial information, page F-48

12.                                 You have included condensed consolidating financial information in lieu of  full financial statements for your debt guaranteed by certain subsidiaries.  Please tell us if each of the guarantor subsidiaries are 100% owned such that all of the subsidiaries voting shares are owned, either directly or indirectly by Norampac, Inc., the parent.  See Rule 3-10(h)(1) of Regulation S-X and Financial Reporting Release 55, Appendix A.

All of the Company’s guarantor subsidiaries are, directly or indirectly, 100% owed by Norampac Inc. We will add disclosure to this effect in future filings.

Forms 6-K filed February 2, 2006, May 3, 2006 and July 26, 2006

13.                                 We note your use of non-GAAP measures in the Form 6-Ks noted above which excludes a number of recurring items.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•                                          the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                                          the economic substance behind management’s decision to use such a measure;

•                                          the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                                          the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                                          the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 9

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.  Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.

The Company respectfully acknowledges the Staff’s comment, however, the Company does not believe that Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures is applicable to the disclosure in the Company’s 6-K reports referred to above.  The note to paragraph (e) of Item 10(e) of Regulation S-K clearly states that a non-GAAP financial measure that would otherwise be prohibited by paragraph (e)(1)(ii) of that section is permitted in a filing of a foreign private issuer if:

1.               The non-GAAP financial measure relates to the GAAP used in the registrant's primary financial statements included in its filing with the Commission;

2.               The non-GAAP financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements; and

3.               The non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized or for distribution to its security holders.

                                                With respect to each of the non-GAAP measures presented in the 6-K reports referred to above, namely operating income, operating income excluding specified items, and net income excluding specified items, the Company can confirm that (a) the non-GAAP measures relate to net income, which is a Canadian GAAP measure used in the Company’s financial statements included in the 20-F and (b) the non-GAAP measures are expressly permitted by Canadian GAAP standard setters.  With respect to the third requirement on the note to paragraph (e), Norampac is a private Canadian company and does not prepare any annual report for use in Canada or for distribution to its security holders.  Therefore, the Company believes that the third requirements is not applicable.  As such, the Company believes that it may properly include the non-GAAP financial

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant
October 20, 2006
Page 10

measures in its 6-K reports and that its existing disclosure and reconciliations, including all of the adjustments, satisfy the Company’s disclosure obligations under Item 10(e).  Furthermore, Question 8 states that inclusion of a measure that includes recurring items may be misleading absent the enhanced disclosure referred to above.  As the non-GAAP measures presented by the Company are expressly permitted under Canadian GAAP, the Company does not believe that its disclosure is misleading as presented and, therefore, the Company believes that no enhanced disclosure is necessary.

*         *         *        *

At the request of the Staff, the Company, acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the foregoing to be fully responsive to your comments.  In all events, please do not hesitate to contact us if you have any questions regarding the foregoing, or if you have any additional comments.  Questions or comments should be directed to the undersigned at 450-461-8641.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Charles Smith

Charles Smith

Enclosure

cc:	Lucie-Claude Lalonde, Esq., Norampac Inc.
J. Eric Maki, Esq., Jones Day
Meredith L. Deutsch, Esq., Jones Day
Dominik Lefebvre, PricewaterhouseCoopers

Annex A

FREE CASH FLOW

	Year ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	CUMUL

Net cash provided by operating activities	$47,967	$85,457	$228,130	$177,204	$147,045	$90,933	$108,778	$116,733	$1,002,247

Capital expenditures, net	$40,209	$38,632	$86,740	$82,619	$56,800	$58,485	$59,712	$53,174	$476,371

Business acquisition, net of cash acquired	$0	$0	$20,425	$93,328	$54,382	$21,101	$35,312	$75,326	$299,874

TOTAL	$7,758	$46,825	$120,965	$1,257	$35,863	$11,347	$13,754	$(11,677)	$226,002